UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of The Securities Exchange Act of 1934 and Rule 13e-3 thereunder)

WESTERN SIZZLIN CORPORATION
(Name of the Issuer)

WESTERN SIZZLIN CORPORATION,
THE STEAK N SHAKE COMPANY,
GRILL ACQUISITION CORPORATION,
SARDAR BIGLARI
AND
PHILIP L. COOLEY
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

959542101
(CUSIP Number of Class of Securities)

Robyn B. Mabe Vice President and Chief Financial Officer Western Sizzlin Corporation 401 Albemarle Ave SE Roanoke, Virginia 24013 (540) 345-3195	Duane E. Geiger Interim Chief Financial Officer The Steak n Shake Company and Grill Acquisition Corporation 36 South Pennsylvania Street, Suite 500 Indianapolis, Indiana 46204 (317) 633-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower, 65 East 55th Street New York, New York 10022 (212) 451-2300	Mark B. Barnes Ice Miller LLP One American Square, Suite 2900 Indianapolis, Indiana 46282-0002 (317) 236-2456

This statement is filed in connection with (check the appropriate box):

☑	(a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e- 3(c) under the Securities Exchange Act of 1934.
☑           (b)  The filing of a registration statement under the Securities Act of 1933.
☐           (c)  A tender offer.
☐           (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons, which are collectively referred to as the “filing persons”:

•	Western Sizzlin Corporation, a Delaware corporation (“Western Sizzlin”);

•	The Steak n Shake Company, an Indiana corporation (“Steak n Shake”);

•	Grill Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Steak n Shake (“Merger Sub”);

•	Sardar Biglari; and

•	Philip L. Cooley

Concurrently with the filing of Amendment No. 3 to Transaction Statement, Western Sizzlin and Steak n Shake filed with the SEC Amendment No. 4 to a registration statement on Form S-4 (File No. 333-163192) (as amended, the "Registration Statement"), which includes a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) relating to the registration of the debentures to be issued to Western Sizzlin's stockholders in the merger to which this Transaction Statement relates and the special meeting of the Western Sizzlin stockholders that was held on March 22, 2010.

This final Amendment to the Transaction Statement is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act, to report the results of the transactions contemplated by that certain Agreement and Plan of Merger by and among Western Sizzlin, Steak n Shake and Merger Sub, dated October 22, 2009 (the "Merger Agreement").

Western Sizzlin held a special stockholders meeting on March 22, 2010 to consider the Merger Agreement.  At the special stockholders meeting, 2,236,053 of the 2,844,402 shares of Western Sizzlin's common stock outstanding and eligible to vote were represented in person or by proxy (approximately 78.6%), thereby constituting the quorum required for the transaction of business. At the special stockholders meeting, there were 2,230,330 votes in favor of the adoption of the Merger Agreement, 4,296 votes against the adoption of the Merger Agreement, and 1,427 votes abstaining.  The votes in favor of the adoption of the Merger Agreement represented approximately 78.4% of the votes eligible to be cast, thereby constituting at least the majority favorable vote required to approve the adoption of the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3.

The information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and none of the filing persons takes responsibility for the accuracy of any information not supplied by such filing person.

More information regarding Western Sizzlin and Steak n Shake is available from their public filings with the SEC.  This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements.  Forward-looking statements are those statements that describe management's beliefs and expectations about the future.  We have identified forward-looking statements by using words such as "anticipate," "believe," "could," "estimate," "may," "expect," and "intend."  Although we believe these expectations are reasonable, the operations of Western Sizzlin and Steak n Shake involve a number of risks and uncertainties, including those described in this Transaction Statement and other documents filed by Western Sizzlin or by Steak n Shake with the SEC.  These types of forward looking statements may prove to be incorrect.  Forward-looking statements made in documents incorporated into this disclosure by reference or otherwise made herein in relation to the going private transaction discussed herein, however, are not protected under the safe harbors provided by the Private Securities Litigation Reform Act of 1995.

ITEM 15.	ADDITIONAL INFORMATION

Item 1011(b) of Regulation M-A:

(b)   Other Material Information. Item 15(b) is hereby amended and supplemented as follows:

On March 30, 2010 Western Sizzlin filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Western Sizzlin, with Western Sizzlin continuing as the surviving corporation (the "Merger"). As a result of the Merger, Western Sizzlin became a wholly-owned subsidiary of Steak n Shake. The Merger became effective as of 4:00 p.m. EST on Tuesday, March 30, 2010, at which time each of the outstanding shares of common stock of Western Sizzlin was automatically converted into the right to receive a pro rata portion of 14% subordinated debentures due 2015, upon surrender and acceptance of the certificate for such share to Steak N Shake's exchange agent.

In connection with the Merger, Western Sizzlin common stock was delisted from the Nasdaq Capital Market effective March 29, 2010, and on March 30, 2010, Western Sizzlin filed a Certification and Notice of Termination of Registration on Form 15 with the SEC for the purpose of terminating its registration under the Exchange Act pursuant to Rules 12g-4 and 12h-3 under the Exchange Act.

ITEM 16.	EXHIBITS.

Item 1016 of Regulation M-A:

(a) (1)*  Proxy Statement/Prospectus of Steak n Shake and Western Sizzlin filed on March 5, 2010 pursuant to Rule 424(b)(3) and incorporated herein by reference.

(a) (2)* Form of Western Sizzlin Proxy Card filed as Exhibit 99.3 to the Registration Statement, incorporated herein by reference.

(a) (3)* Investor Presentation by Western Sizzlin (previously filed as Rule 14(a)(12) proxy solicitation materials on Form DEFA14A, dated August 13, 2009, and incorporated herein by reference).

(c) (1)* Opinion of B. Riley & Co. LLC to the Western Sizzlin special committee, dated October 22, 2009 (attached as Annex B to the Proxy Statement/Prospectus, and incorporated herein by reference).

(c) (2)* Opinion of Duff & Phelps, LLC ("Duff & Phelps") to the special committee of Steak n Shake, dated October 21, 2009  (attached as Annex C to the Proxy Statement/Prospectus, and incorporated herein by reference).

(c) (3)* Presentation of Duff & Phelps to the Steak n Shake special committee, dated October 21, 2009.

(c) (4)* Draft Presentation of Duff & Phelps to the Steak n Shake special committee, dated July [ __ ], 2009.

(c) (5)* Draft Presentation of B. Riley to the Western Sizzlin special committee, dated August 6, 2009.

(c) (6)* Presentation of B. Riley to the Western Sizzlin special committee, dated October 22, 2009.

(d) (1)   Agreement and Plan of Merger, dated October 22, 2009, by and among Merger Sub, Western Sizzlin and Steak n Shake (attached as Annex A to the Proxy Statement/Prospectus and incorporated herein by reference).

(d) (2)   Voting Agreement, dated October 22, 2009 between Steak n Shake and Dash Acquisitions LLC (filed as Exhibit 99.1 to the Proxy Statement/Prospectus, incorporated herein by reference).

(d) (3)   Voting Agreement, dated October 22, 2009 between Steak n Shake and The Lion Fund, L.P. (filed as Exhibit 99.2 to the Proxy Statement/Prospectus, incorporated herein by reference)

(f) (1)   Dissenters’ rights of appraisal are described under the following captions in the Proxy Statement/Prospectus, which are incorporated herein by reference:

“Summary—The Merger”

“Questions and Answers About the Special Meeting and the Merger”

 “Special Factors—Appraisal Rights that may be Available in Connection with the Merger”

“Appraisal Rights”

"Annex D – Section 262 of the Delaware General Corporation Law"

(g)    None.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE STEAK N SHAKE COMPANY

By:	/s/ Sardar Biglari
Sardar Biglari
Chairman and Chief Executive Officer

Date: March 30, 2010

WESTERN SIZZLIN CORPORATION

By:	/s/ Sardar Biglari
Sardar Biglari
Chairman and Chief Executive Officer

Date: March 30, 2010

GRILL ACQUISITION CORPORATION

By:	/s/ William J. Regan, Jr. *
William J. Regan, Jr. President
Date: March 30, 2010

/s/ Sardar Biglari
SARDAR BIGLARI

Date: March 30, 2010

/s/ Philip L. Cooley *
PHILIP L. COOLEY

Date: March 30, 2010

*	By:	/s/ Sardar Biglari
Sardar Biglari
Attorney-in-fact